Aventura Holdings, Inc.

5555 Anglers Avenue

Suite 9

Ft. Lauderdale, Florida 33312

305.937.2000

September 12, 2008

William Schroeder, Staff Accountant

Hugh West, Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Mr. Schroeder and West:

We are responding to your letter of August 18, 2008, relating to the Form 10-K for the year ending December 31, 2008, for Aventura Holdings, Inc.

Comment 1: We note that in your amended 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 18, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please further amend the 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Alternatively, if you continue to believe that your disclosure controls and procedures were effective as of the end of the fiscal year, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Response: We are of the belief that management’s failure to provide its report on internal control over financial reporting does not impact management’s conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of the fiscal year. The factors considered and that support our conclusion are systems we have in place, the current business of the Company, the review and constant contact by our independent accounting firm, our audit committee and our use of counsel for disclosure issues will reasonably prevent or certainly reduce the risk of the possibility of a material misstatement from occurring or not being detected.

We are advising SEC that we reviewed the company’s controls, and determined that the matter of reviewing the controls and publishing the result of such review was not properly defined as one of the tasks assigned between the audit committee and the auditor for annual review. The result of this was the absence of a statement regarding controls in the annual report. We believe that the shortcoming is a matter of controls over corporate governance and not a control over financial reporting. Nevertheless, we acknowledge that this can be construed as an inadequacy with regard of controls, and have determined that it appropriate to disclose this fact. We are advising you that, as quickly as the matter can be approved by our auditors, we will publish an amended 10-K so that the matter is being brought to the attention of the investing public.

As will be stated in the amended 10-K for the fiscal year ending December 31, 2007, it is the belief of the company, that the lack of this sort of control did not and would not result in any inadequacy in the accuracy in the financial statements of the company, as the controls regarding financial statements are in place. For that reason, the company stands behind the financial statements as true, accurate and complete in all respects. Additionally, we are advising that a board of directors resolution is being adopted installing the requirement that controls be reviewed on an annual basis and a statement regarding those controls be submitted to the auditors and inserted in the annual financial report contained in form 10-K.

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you in advance for your courtesy and cooperation regarding the resolution of this matter.

Sincerely,

/s/ Craig A. Waltzer
President, Director and Chief Executive Officer